FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated February 19, 2008, regarding change to the board of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Teo
Name:	Kevin Teo
Title:	Chief Financial Officer

Date: February 19, 2008

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated February 19, 2008, regarding change to the board of directors.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Investor Contact:
Kevin Teo, CFO
3SBio Inc.
+86(24) 2581-1820
Investor Relations(HK):
Ruby Yim
Taylor Rafferty
+852 3196 3712
Investor Relations(US):
Mahmoud Siddig
Taylor Rafferty
+1(212) 889-4350
Media Contact: John Dooley Taylor Rafferty
+1(212) 889-4350

3SBIO INC. ANNOUNCES CHANGE TO THE BOARD OF DIRECTORS

SHENYANG, PRC — February 19, 2008 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that Mr. Mingde Yu has been appointed as an independent director of the Company. Mr. Yu succeeds Mr. Guanjin Hu, a director of 3SBio since August 2006, who has tendered his resignation as a result of his increasing official work commitments. The appointment of Mr. Yu took effect on February 15, the effective date of Mr. Hu’s resignation.

Dan Lou, Chairman of 3SBio, commented, “On behalf of the Board, I would like to welcome Mindge Yu to 3SBio. Mr. Yu brings to 3SBio a wealth of knowledge and experience gained over a long and distinguished career in the pharmaceutical industry in China. He will be a vital resource to the Board as we continue to grow the business and create shareholder value. I would also like to thank Mr. Guanjin Hu for his contributions to the Company’s success, and wish him all the best in his future endeavors.”

Mr. Yu, 62, has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese

Medicine Co., Bureau Chief of the Fuxi City Food & Drug Administration, Bureau Chief of the Liaoning Provincial Food & Drug Administration, Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee, and Vice-Bureau Chief of Economic Operations Department of the National Development Reform Committee. Mr. Yu is currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Vice Committee Chair for the China Pharmaceutical Enterprises Administrative Association and China Medical Entrepreneur Association. In addition, Mr. Yu holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

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